UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

    UTEK CORPORATION

(Name of Issuer)

    Common Stock, $.01 par value

(Title of Class of Securities)

    91759P106

(CUSIP Number)

    Thomas Eli Conger II

1776 Massachusetts Avenue, N.W.

Suite 815

Washington, D.C. 20036-1907

Telephone: (202) 223-2801

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.

1201 Pennsylvania Avenue, N.W.

Suite 500

Washington, D.C. 20004

Attention: Abby E. Brown

Telephone: (202) 626-6792

    November 20, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91759P106
1	NAMES OF REPORTING PERSONS: Thomas Eli Conger II I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 843,322
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 843,322
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 843,322
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2009. This Amendment is being filed to report a change in beneficial ownership by Thomas Eli Conger II. On November 20, 2009, Mr. Conger sold approximately 24,000 shares of Common Stock, bringing the total number of shares sold since October 20, 2009 to 122,625 shares, decreasing his ownership by 1%. Subsequently, Mr. Conger has sold an additional 32,080 shares. The total amount of beneficially owned common stock held by Mr. Conger following the filing of this Amendment is 843,322 shares, or 7.3% of the Issuer’s outstanding shares. Unless otherwise stated, the information set forth in the original Schedule 13D remains accurate in all respects.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $0.01 per share (the “Common Stock”), of UTEK Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2109 Palm Avenue, Tampa, Florida 33605.

Item 2.	Identity and Background.

This Amendment is filed on behalf of Thomas Eli Conger II, (the “Reporting Person”) an independent consultant. This filing relates to 843,322 shares of Common Stock held by Mr. Conger. Mr. Conger’s business address is 1776 Massachusetts Avenue, N.W., Suite 815, Washington, D.C. 20036-1907.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Conger is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Conger previously held 998,027 shares of Common Stock, which he received as consideration for the October 2008 sale of his company, Social Technologies, to the Issuer. Mr. Conger sold approximately 24,000 shares of Common Stock on November 20, 2009, bringing the total number of shares of Common Stock he has sold since October 20, 2009 to 122,625 shares, decreasing his ownership by 1%. Subsequently, Mr. Conger has sold an additional 32,080 shares. Mr. Conger now holds an aggregate 843,322 shares of Issuer Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Issuer Common Stock. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Issuer Common Stock which he now owns or may hereafter acquire, subject to the sale restrictions outlined below in Item 6.

At the date of this statement, the Reporting Person, except as set forth in this statement, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The percentages calculated in this filing are based on 11,627,927 shares of Issuer Common Stock outstanding as of the close of business on November 5, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

As of the date of this filing, Mr. Conger may be deemed to be the beneficial owner of an aggregate of 843,322 shares of Issuer Common Stock, which represents 7.3% of the Issuer Common Stock outstanding as of the date of this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Stock Exchange Agreement dated June 4, 2009 among Mr. Conger, Social Technologies and the Issuer, 499,013 shares of Common Stock received by Mr. Conger from escrow on October 10, 2009 are subject to a two-year lock-up period such that he cannot sell the shares until October 10, 2011 unless a transaction occurs pursuant to which a third party acquires (i) a majority of the Issuer’s equity securities; (ii) a majority of the Issuer’s assets; or (iii) control of the Issuer’s board of directors.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2009

THOMAS ELI CONGER II

By:	/s/ THOMAS ELI CONGER II
Name:	Thomas Eli Conger II